FAIRFAX     News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, April 12, 2006
FAIRFAX ADVISED OF DEBTHOLDER CLASS ACTION
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announced today that it has become aware of a class action lawsuit filed against it and certain of its officers and directors in the U.S. District Court for the Southern District of New York on behalf of a putative class consisting of investors who purchased the public debt securities of Fairfax between March 24, 2004 and March 21, 2006. Fairfax has not been served a copy of the complaint, but understands that the complaint alleges, among other things, that the defendants failed to disclose certain material information regarding Fairfax’s financial condition in connection with the offer and sale of debt securities. Fairfax will not comment on this or any similar lawsuits that may be filed against the company, but will deal with them through the appropriate legal process.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:                    Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946